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                              September 16, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed September 8,
2022
                                                            File No. 333-264073

       Dear Mr. Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

       Amendment No. 7 to Registration Statement on Form S-1 filed September 8, 2022

       Cover Page

   1. We note your response to prior comment one and reissue in part. We note the disclosure that the Warrants will
be subject to redemption at the option of the Company at any time which they are
exercisable and prior to their expiration at the price of $0.01 per share "and subject to certain
other conditions set forth in the Warrants." Please revise to disclose on the cover page, or at
another appropriate section, the "conditions" for redemption set forth in the Warrants. If
there are no other conditions, please clarify your disclosure.
 Kevin Britt
FirstName  LastNameKevin   Britt
Elate Group, Inc.
Comapany 16,
September   NameElate
               2022 Group, Inc.
September
Page  2    16, 2022 Page 2
FirstName LastName
      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:      Peter Hogan, Esq.